                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  FORM 11-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1998 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

                        Commission File Number 0-1743
                                               ------
A.   Full title of the plan and address of the plan:

                       The Rouse Company Savings Plan
                       c/o Human Resources and Administrative Services Division The Rouse Company Building
                       10275 Little Patuxent Parkway
                       Columbia, Maryland 21044

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                       The Rouse Company
                       The Rouse Company Building
                       10275 Little Patuxent Parkway
                       Columbia, Maryland 21044

                         THE ROUSE COMPANY SAVINGS PLAN

                         Financial Statements

                         December 31, 1998 and 1997

                         (With Independent Auditors' Report Thereon)

                        THE ROUSE COMPANY SAVINGS PLAN

                          December 31, 1998 and 1997

                                     Index


Independent Auditors' Report                                     1

Statements of Net Assets Available for Plan Benefits -
  December 31, 1998 and 1997                                     2

Statements of Changes in Net Assets Available for Plan
  Benefits - Years ended December 31, 1998 and 1997              3

Notes to Financial Statements - December 31, 1998 and 1997       5

Item 27a - Schedule of Assets Held for Investment Purposes -
  December 31, 1998                                             10

Item 27d - Schedule of Reportable Transactions - Year ended
  December 31, 1998                                             11

                                 * * * * * * *

The other schedules required by Item 27 of Department of Labor Form 5500 are inapplicable and are therefore omitted.

                         Independent Auditors' Report
                         ----------------------------


The Trustee
The Rouse Company Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ KPMG LLP

                                            KPMG LLP

Baltimore, MD
June 23, 1999

                         THE ROUSE COMPANY SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997

                                       The Rouse Company                                  T. Rowe Price
                                    ------------------------          --------------------------------------------------------
                                                 Quarterly
                                                  Income       Ariel                   Blended        Equity         Equity
                                       Common    Preferred    Growth     Balanced       Stable        Income       Index 500
                                       Stock     Securities    Fund        Fund       Value Fund       Fund           Fund
                                    ----------- ----------- ---------- ------------- ------------- ------------ --------------
1998

Investments                         $21,890,700    609,598    640,698     2,763,094     3,800,124      627,922     5,709,633
Contributions receivable  from:
     The Rouse Company                   47,395        763        321           517           488          475         1,726
     Participants                        16,762        801      3,239         5,929        15,374        1,885        17,864
                                    ----------- ----------- ---------- ------------- ------------- ------------ --------------
                                         64,157      1,564      3,560         6,446        15,862        2,360        19,590
                                    ----------- ----------- ---------- ------------- ------------- ------------ --------------
         Net assets available
            for plan benefits       $21,954,857    611,162    644,258     2,769,540     3,815,986      630,282     5,729,223
                                    =========== =========== ========== ============= ============= ============ ==============
1997

Investments                         $26,829,506    626,521    411,620     2,405,026     1,583,269           --     4,035,131
Contributions receivable  from:
     The Rouse  Company                  22,373        396         53           104            --           --           323
     Participants                         7,311         72        776         2,431            --                      4,693
                                    ----------- ----------- ---------- ------------- ------------- ------------ --------------
                                         29,684        468        829         2,535            --           --         5,016
                                    ----------- ----------- ---------- ------------- ------------- ------------ --------------
         Net assets available
            for plan benefits       $26,859,190    626,989    412,449     2,407,561     1,583,269           --     4,040,147
                                    =========== =========== ========== ============= ============= ============ ==============
                                                               T. Rowe Price
                              ------------------------------------------------------------------------------------
                                                  New
                               International    America       New          Prime         Small        Spectrum
                                  Stock          Growth     Horizons      Reserve      Cap Value       Growth
                                   Fund           Fund        Fund         Fund          Fund           Fund
                              --------------- ------------ ----------- ------------- ------------- ---------------

1998

Investments                       3,971,990     6,319,179   6,934,560     4,481,519     2,776,623    5,682,719
Contributions receivable from:
     The Rouse Company                  518           557         387           502           602          451
     Participants                     9,410        16,028      23,009         6,503        10,690       13,390
                              --------------- ------------ ----------- ------------- ------------- ---------------
                                      9,928        16,585      23,396         7,005        11,292       13,841
                              --------------- ------------ ----------- ------------- ------------- ---------------
        Net assets available
            for plan benefits     3,981,918     6,335,764   6,957,956     4,488,524     2,787,915    5,696,560
                              =============== ============ =========== ============= ============= ===============
1997

Investments                       3,871,934     5,518,203   6,961,821     4,004,373     3,363,952    5,648,184
Contributions receivable from:
     The Rouse Company                   30           104         124           154           327           36
     Participants                     4,835         6,537       9,942         4,184         4,366        5,745
                              --------------- ------------ ----------- ------------- ------------- ---------------
                                      4,865         6,641      10,066         4,338         4,693        5,781
                              --------------- ------------ ----------- ------------- ------------- ---------------

         Net assets available
            for plan benefits     3,876,799     5,524,844   6,971,887     4,008,711     3,368,645    5,653,965
                              =============== ============ =========== ============= ============= ===============

                                ------------
                                  Spectrum
                                   Income     Insurance    Participant
                                    Fund      Contracts      Loans         Total
                                ------------ ------------ ------------ --------------

1998

Investments                       2,311,450     3,265,205   3,123,920    74,908,934
Contributions receivable from:
     The Rouse Company                  294            --          --        54,996
     Participants                     6,050            --          --       146,934
                                ------------ ------------ ------------ --------------
                                      6,344            --          --       201,930
                                ------------ ------------ ------------ --------------
         Net assets available
            for plan benefits     2,317,794     3,265,205   3,123,920    75,110,864
                                ============ ============ ============ ==============
1997

Investments                       1,994,570     5,789,962   3,195,490    76,239,562
Contributions receivable from:
     The Rouse Company                   47            28          --        24,099
     Participants                     1,912         6,119          --        58,923
                                ------------ ------------ ------------ --------------
                                      1,959         6,147          --        83,022
                                ------------ ------------ ------------ --------------
         Net assets available
            for plan benefits     1,996,529     5,796,109   3,195,490    76,322,584
                                ============ ============ ============ ==============


                        THE ROUSE COMPANY SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1998 and 1997

                                     The Rouse Company                                           T. Rowe Price
                                   ------------------------            ---------------------------------------------------------
                                                  Quarterly
                                                   Income      Ariel                      Blended        Equity         Equity
                                      Common      Preferred   Growth      Balanced        Stable         Income       Index 500
                                      Stock      Securities    Fund         Fund        Value Fund        Fund           Fund
                                   -----------  ----------- ---------- -------------- -------------- --------------  ------------
1998

Contributions from
     The Rouse Company             $1,408,870      24,083      8,943        8,559          8,408          6,643         26,067
Contributions from
     participants                     539,804      31,685    102,395      241,117        466,135         77,035        596,606
Investment income:
     Dividends and interest           903,271      66,001     55,396       80,278        112,112         44,149         70,638
     Net appreciation
         (depreciation) in fair
         values of investments     (4,280,304)    (28,892)       992      299,061             --         (7,675)     1,142,768

     Interest on participant
         loans                             --          --         --           --             --            --              --
                                ------------- ----------- ---------- ------------   ------------   -----------     -----------

         Total investment
         income (loss)             (3,377,033)     37,109     56,388      379,339        112,112         36,474      1,213,406
                                ------------- ----------- ---------- ------------   ------------   ------------    -----------

Distributions to participants      (2,990,837)   (211,812)  (114,776)    (135,999)      (916,175)        (4,991)      (832,200)

Participant loans repaid
     as part of termination
     distributions                         --          --         --           --             --            --              --

Interprogram transfers, net          (485,137)    103,108    178,859     (131,037)     2,562,237        515,121        685,197
                                ------------- ----------- ---------- ------------   ------------   ------------    -----------

         Increase (decrease)
            in net assets
            available for
            plan benefits          (4,904,333)    (15,827)   231,809      361,979      2,232,717       630,282       1,689,076

Net  assets available for
     plan benefits:
         Beginning of year         26,859,190     626,989    412,449    2,407,561      1,583,269            --       4,040,147
                                ------------- ----------- ---------- ------------   ------------   -----------     -----------

         End of year              $21,954,857     611,162    644,258    2,769,540      3,815,986       630,282       5,729,223
                                ============= =========== ========== ============   ============   ===========     ===========

                                                                                                                         (continued)

                                                                   T. Rowe Price
                                 --------------------------------------------------------------------------------------------------
                                                    New
                                  International   America         New          Prime         Small        Spectrum      Spectrum
                                     Stock         Growth       Horizons      Reserve      Cap Value       Growth        Income
                                      Fund          Fund          Fund          Fund          Fund          Fund          Fund
                                  ------------- ------------  ------------- ------------- ------------- ------------- -------------
1998

Contributions from
     The Rouse Company                 6,824        11,484        10,426         9,837        15,519         6,603         4,340
Contributions from
     participants                    404,700       556,002       774,170       281,311       395,932       530,462       234,894
Investment income:
     Dividends and interest          145,951       470,358       354,785       201,356       198,159       485,833       173,620
     Net appreciation
         (depreciation) in fair
         values of investments       427,934       484,008        16,177            --      (658,265)      238,605       (36,596)

     Interest on participant
         loans                            --            --            --            --            --            --            --
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------

         Total investment
         income (loss)               573,885       954,366       370,962       201,356      (460,106)      724,438       137,024
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------

Distributions to participants       (517,245)     (654,237)     (655,651)     (355,877)     (285,354)     (504,516)     (393,254)

Participant loans repaid
     as part of termination
     distributions                        --            --            --            --            --            --            --

Interprogram transfers, net         (363,045)      (56,695)     (513,838)      343,186      (246,721)     (714,392)      338,261
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------

         Increase (decrease)
            in net assets
            available for
            plan benefits            105,119       810,920       (13,931)      479,813      (580,730)       42,595       321,265

Net assets available for
     plan benefits:
         Beginning of year         3,876,799     5,524,844     6,971,887     4,008,711     3,368,645     5,653,965     1,996,529
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------

         End of year               3,981,918     6,335,764     6,957,956     4,488,524     2,787,915     5,696,560     2,317,794
                                  ==========    ==========    ==========    ==========    ==========    ==========    ==========



                                       Insurance    Participant
                                       Contracts       Loans          Total
                                     -------------- ------------- -------------
1998

Contributions from
     The Rouse Company                       --            --      1,556,606
Contributions from
     participants                            --            --      5,232,248
Investment income:
     Dividends and interest             318,219            --      3,680,126
     Net appreciation
         (depreciation) in fair
         values of investments               --            --     (2,402,187)

     Interest on participant
         loans                               --       221,009        221,009
                                 -------------- ------------- --------------

         Total investment
         income (loss)                  318,219       221,009      1,498,948
                                 -------------- ------------- --------------

Distributions to participants          (521,213)           --     (9,094,137)

Participant loans repaid
     as part of termination
     distributions                           --      (405,385)      (405,385)

Interprogram transfers, net          (2,327,910)      112,806             --
                                 -------------- ------------- --------------

         Increase (decrease)
            in net assets
            available for
            plan benefits            (2,530,904)      (71,570)    (1,211,720)

Net assets available for
     plan benefits:
         Beginning of year            5,796,109     3,195,490     76,322,584
                                 -------------- ------------- --------------

         End of year                  3,265,205     3,123,920     75,110,864
                                 ============== ============= ==============

                         THE ROUSE COMPANY SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1998 and 1997

                                         The Rouse Company                                        T. Rowe Price
                                     ---------------------------            -------------------------------------------------------
                                                      Quarterly
                                                        Income      Ariel                    Blended         Equity   International
                                          Common      Preferred    Growth      Balanced       Stable       Index 500      Stock
                                          Stock       Securities    Fund         Fund       Value Fund        Fund        Fund
                                     ---------------  ---------- ---------- -------------- -------------  ----------- ------------
1997

Contributions from
     The Rouse Company                   $1,604,614       28,105      1,841          2,691             --       6,569        2,052
Contributions from
     participants                           638,497       29,798     56,388        186,670             --     518,852      482,174

Investment income:
     Dividends and interest                 816,108       49,608     34,989         93,644             --      78,694      204,968
     Net appreciation
         (depreciation) in fair
         values of investments              650,840       13,940     37,292        296,995             --     731,010     (124,650)

     Interest on participant
         loans                                    --          --         --             --             --          --           --
                                     ---------------  ---------- ---------- -------------- -------------- ----------- ------------

         Total investment
         income                            1,466,948      63,548     72,281        390,639             --     809,704       80,318
                                     ---------------  ---------- ---------- -------------- -------------- ----------- ------------

Distributions to participants             (2,058,517)     (4,084)   (20,464)      (264,740)            --    (263,875)    (208,724)

Participant loans repaid
     as part of termination
     distributions                                --          --         --             --             --          --           --

Interprogram transfers, net               (3,090,211)    276,468    259,954         94,345      1,583,269   1,135,573      118,889
                                     ---------------  ---------- ---------- -------------- -------------- ----------- ------------

         Increase (decrease)
            in net assets
            available for
            plan benefits                 (1,438,669)    393,835    370,000        409,605      1,583,269   2,206,823      474,709

Net assets available for plan benefits:
         Beginning of year                28,297,859     233,154     42,449      1,997,956             --   1,833,324    3,402,090
                                     ---------------  ---------- ---------- --------------  ------------- ------------ ------------
         End of year                     $26,859,190     626,989    412,449      2,407,561      1,583,269   4,040,147    3,876,799
                                     ===============  ========== ========== ==============  ============= ============ ============

                                                                       T. Rowe Price
                                     ----------------------------------------------------------------------------------
                                           New
                                         America         New           Prime        Small       Spectrum     Spectrum
                                         Growth        Horizons       Reserve     Cap Value      Growth       Income
                                          Fund           Fund          Fund          Fund         Fund         Fund
                                     -------------- ------------- -------------- ------------ ------------ ------------
1997

Contributions from
     The Rouse Company                        1,898         3,247          1,450        4,995        1,345          894
Contributions from
     participants                           684,223       896,601        373,729      419,922      568,970      217,554

Investment income:
     Dividends and interest                 260,477       168,457        196,963      212,445      570,468      134,990
     Net appreciation
         (depreciation) in fair
         values of investments              662,976       454,870             --      406,016      233,453       69,251

     Interest on participant
         loans                                   --            --             --           --           --           --
                                     -------------- ------------- -------------- ------------ ------------ ------------

         Total investment
         income                             923,453       623,327        196,963      618,461      803,921      204,241
                                     -------------- ------------- -------------- ------------ ------------ ------------

Distributions to participants              (277,128)     (602,441)      (428,173)     (64,141)    (261,984)    (153,840)

Participant loans repaid
     as part of termination
     distributions                               --            --             --           --           --           --

Interprogram transfers, net                (390,706)        7,050        325,564      672,027     (159,586)      96,345
                                     -------------- ------------- -------------- ------------ ------------ ------------

         Increase (decrease)
            in net assets
            available for
            plan benefits                   941,740       927,784        469,533    1,651,264      952,666      365,194

Net assets available for plan benefits:
         Beginning of year                4,583,104     6,044,103      3,539,178    1,717,381    4,701,299    1,631,335
                                      -------------- ------------- ------------- ------------ ------------- ------------
         End of year                      5,524,844     6,971,887      4,008,711    3,368,645    5,653,965    1,996,529
                                      ============== ============= ============= ============ ============= ============





                                       -------------------------------------------
                                        Insurance    Participant
                                        Contracts       Loans          Total
                                     -------------- ------------- ----------------
1997

Contributions from
     The Rouse Company                          931            --        1,660,632
Contributions from
     participants                           569,406            --        5,642,784

Investment income:
     Dividends and interest                 429,016            --        3,250,827
     Net appreciation
         (depreciation) in fair
         values of investments                   --            --        3,431,993

     Interest on participant
         loans                                   --       224,589          224,589
                                     -------------- ------------- ----------------

         Total investment
         income                             429,016       224,589        6,907,409
                                     -------------- ------------- ----------------

Distributions to participants              (923,557)           --       (5,531,668)

Participant loans repaid
     as part of termination
     distributions                               --      (296,186)        (296,186)

Interprogram transfers, net              (1,539,407)      610,426               --
                                     -------------- ------------- ----------------

         Increase (decrease)
            in net assets
            available for
            plan benefits                (1,463,611)      538,829        8,382,971

Net assets available for plan benefits:
         Beginning of year                7,259,720     2,656,661       67,939,613
                                       ------------- ------------- ----------------
         End of year                      5,796,109     3,195,490       76,322,584
                                       ============= ============= ================


                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997



(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of presentation
          ---------------------

          The financial statements of The Rouse Company Savings Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

     (b)  Investments
          -----------

          Investments in the common stock and quarterly income preferred securities of The Rouse Company and the T. Rowe Price and other mutual funds are carried at fair values determined by quoted market prices. The investment in the T. Rowe Price Blended Stable Value Fund, a common trust fund, is carried at fair value as reported by the trustee. Investments in the insurance contracts are carried at contract value (representing contributions made plus interest credited less distributions) as the insurance contracts held by the Plan are "fully benefit-responsive," as defined in Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the periods in which the changes occur.

     (c)  Administrative expenses
          -----------------------

          The Rouse Company pays all administrative expenses incurred on behalf of the Plan. Terminated participants who have left their account balances in the Plan are required to reimburse the Company for administrative expenses relating to their accounts. Participants requesting loans from the Plan are required to pay an administrative fee to the Company for the processing of such loans.

     (d)  Use of estimates
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period. Actual results could differ from those estimates.

     The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements




(2)  General Description of the Plan
     -------------------------------

     The Plan was established effective June 1, 1983 to provide employees of The Rouse Company and certain of its subsidiaries and affiliates (the Company) an incentive to save for retirement and for financial emergencies. Generally, employees who are not covered under a collective bargaining agreement, who are at least 21 years of age and who have completed 1,000 hours of service in one year are eligible to participate in the Plan.

     Basic contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, by amounts ranging from 1% to 19% of such compensation, subject to an annual limitation. Employees may also make supplemental contributions to the Plan in amounts up to 9% of compensation, as defined. The supplemental contributions are not pursuant to salary reduction agreements. Aggregate basic and supplemental contributions may not exceed 19% of compensation, as defined. Participants are able to defer payment of income taxes on their basic contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

     Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations defined in the Plan. Participants may change their allocation instructions and transfer accumulated savings between funds on a monthly basis, subject to certain limitations defined in the Plan.

     Matching contributions are made by the Company to each participant's account in an amount equal to $1.00 for every $2.00 of a participant's basic contribution up to 6% of such participant's base salary. Participants may direct the Company's matching contributions to any of the investment vehicles offered under the Plan. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan. Participants who joined the Plan prior to January 1, 1989 obtain an immediate and fully vested interest in all contributions made by the Company. Participants who joined the Plan on or after January 1, 1989 are required to complete two years of service, as defined in the Plan, to become fully vested in the Company's contributions. Forfeitures of nonvested Company contributions may be used by the Company to satisfy future matching contribution requirements.

     Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59-1/2. Participants may also make withdrawals of their basic contributions by reason of financial hardship, under specific guidelines set forth in the Plan. Subject to certain limitations, supplemental contributions may be withdrawn by participants for any reason.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements


(2)  General Description of the Plan, Continued
     ------------------------------------------

     Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at the prime rate of a designated commercial bank at the time of the loan application and must be repaid to the Plan over a period not to exceed five years.

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

(3)  Investments
     -----------

     Information relating to investments, including individual investments which represent 5% or more of net assets available for plan benefits, is summarized as follows at December 31:

                                                        1998                                 1997
                                             -----------------------------        -----------------------------
                                                                  Contract                             Contract
                                              Number of            or fair         Number of            or fair
                                                 shares              value            shares              value
                                             -----------       -----------        ----------        -----------
The Rouse Company:
   Common stock                                 796,025  $      21,890,700           819,251  $      26,829,506
   Quarterly income
    preferred securities                         23,994            609,598            23,924            626,521
T. Rowe Price and other
  mutual funds:
   Equity Index 500 Fund                        171,050          5,709,633           152,962          4,035,131
   International Stock Fund                     264,976          3,971,990           288,520          3,871,934
   New America Growth Fund                      132,228          6,319,179           124,874          5,518,203
   New Horizons Fund                            297,111          6,934,560           298,791          6,961,821
   Prime Reserve Fund                         4,481,519          4,481,519         4,004,373          4,004,373
   Spectrum Growth Fund                         345,454          5,682,719           354,563          5,648,184
   Others                                                        9,119,787                            8,175,168
Common Trust Fund -
  T. Rowe Price Blended
   Stable Value Fund                          3,800,124          3,800,124         1,583,269          1,583,269
                                             ==========        -----------        ==========         ----------
                                                                46,019,511                           39,798,083
                                                               -----------                           ----------
Insurance contracts                                              3,265,205                            5,789,962
Participant loans                                                3,123,920                            3,195,490
                                                               -----------                          -----------
                                                         $      74,908,934                    $      76,239,562
                                                               ===========                          ===========

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements



(3)  Investments, Continued
     ----------------------

     The investments in insurance contracts consist of guaranteed income contracts offered by various insurance companies. The Plan deals only with highly rated insurance companies and does not expect that any of them will fail to meet their obligations under the contracts. The contracts in effect at December 31, 1998, provide for interest at rates ranging from 6.20% to 7.40% and mature at various dates to 2001. The average yield on the contracts was 6.24% in 1998 and 6.14% in 1997. The aggregate contract value of the contracts in effect at December 31, 1998 approximates their aggregate estimated fair value based on current market interest rates for contracts with similar maturities and credit quality.

(4)  Federal Income Tax Status
     -------------------------

     The Internal Revenue Service has determined and informed the Company by a letter dated August 11, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are tax-exempt. The Plan's management believes that the Plan continues to qualify and to operate in accordance with applicable provisions of the IRC.

(5)  Reconciliation to Form 5500
     ---------------------------

     Amounts due to terminated participants for benefits payable of $55,479 at December 31, 1998 and $125,113 at December 31, 1997 are reported as liabilities in the Plan's Annual Report on Department of Labor Form 5500, but are included in net assets available for plan benefits in the financial statements.


(6)  Year 2000 Issue
     ---------------

     The year 2000 issue relates to whether computer systems will properly recognize date-sensitive information to allow accurate processing of transactions and data relating to the year 2000 and beyond. Systems that do not properly recognize such information could generate erroneous information and fail.

     The Plan depends on the computer systems of the Company and T. Rowe Price Retirement Plan Services, Inc. (TRP) which provides recordkeeping and other administrative services to the Plan. The Company has adopted a plan to replace virtually all of its management information systems and accounting systems. In accordance with this plan, all mission critical IT systems have been or are being replaced with systems that are year 2000 compliant. TRP has completed remediation plans and internal testing with respect to its internal mission critical systems. TRP expects that testing of its non-mission critical systems and point-to-point critical systems with vendors will be completed around June 30, 1999. Testing of the point-to-point system between the Company and TRP has been completed. Management of the Company and the Plan do not believe that the year 2000 issue will pose significant problems, or that resolution of any potential problems with respect to these systems will have a material effect on the Plan's net assets available for plan benefits.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements



(6)  Year 2000 Issue, Continued
     --------------------------

     The Company and management of the Plan believe that its most likely worst-case exposure is at the indirect level, involving its service provider and vendors of its service provider. While it is not possible at this time to determine the likely impact of these potential problems, the Company and management of the Plan will continue to evaluate these areas and develop contingency plans, as appropriate.

                        THE ROUSE COMPANY SAVINGS PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                                   Par value or
                                                     number of                         Current
Name of issuer and title of issue                      shares       Cost (note 1)       value
---------------------------------                 --------------   ---------------    ----------
The Rouse Company:
     Common stock                                      796,025     $ 17,645,445       21,890,700
     Quarterly income preferred securities              23,994          617,391          609,598

Ariel Growth Fund                                       16,033          622,442          640,698

T. Rowe Price Mutual Funds:
     Balanced Fund                                     148,633        2,204,964        2,763,094
     Equity Income Fund                                 23,857          628,767          627,922
     Equity Index 500 Fund                             171,050        3,795,445        5,709,633
     International Stock Fund                          264,976        3,491,502        3,971,990
     New America Growth Fund                           132,228        5,272,155        6,319,179
     New Horizons Fund                                 297,111        5,799,422        6,934,560
     Prime Reserve Fund                              4,481,519        4,481,519        4,481,519
     Small Cap Value Fund                              146,369        2,840,258        2,776,623
     Spectrum Growth Fund                              345,454        5,010,014        5,682,719
     Spectrum Income Fund                              200,996        2,257,540        2,311,450

Common Trust Fund -
     T. Rowe Price Blended
       Stable Value Fund                             3,800,124        3,800,124        3,800,124
                                                  ============

Insurance Contracts:
     Principal Mutual Life Insurance Company                            901,784          901,784
     Life of Georgia Life Insurance Company                           1,050,921        1,050,921
     American International Group Life
       Insurance Company                                              1,312,500        1,312,500

Participant loans (note 3)                                            3,123,920        3,123,920
                                                                   ------------       ----------
            Total investments                                      $ 64,856,113       74,908,934
                                                                   ============       ==========

Notes:
      (1) Cost of the securities of The Rouse Company, the T. Rowe Price and other mutual funds and the T. Rowe Price common trust fund includes reinvested dividends or interest credited, as applicable. Cost of the insurance contracts is equal to contract value, representing contributions made plus interest credited less distributions.

      (2) T. Rowe Price Retirement Plan Services, Inc. and The Rouse Company represent parties in interest.

      (3) Generally, participant loans bear interest at the prime rates of a designated bank at the time of the loan application and must be repaid to the Plan over a period not to exceed five years.

                        THE ROUSE COMPANY SAVINGS PLAN

            Item 27d - Schedule of Reportable Transactions (Note 1)

                         Year ended December 31, 1998

                                                                                         Current
                                                                                         value of
                                                         Redemption                      asset on
                                          Purchase       or selling       Cost of       transaction
Description of assets                      price            price          asset           dates          Net gain
---------------------                   ------------    ------------    ------------    ------------    ------------
The Rouse Company -
  common stock                          $  4,186,018            ---             ---        4,186,018            ---
The Rouse Company -
  common stock                                  ---        4,844,520       3,707,435       4,844,520       1,137,085

Notes:
    (1) Reportable transactions are presented in accordance with Department of Labor regulations relating to requirements for employee benefit plan annual reports filed under the Employee Retirement Income Security Act of 1974.

    (2) The purchases and sales represent series of transactions; however, it is not practical to determine the number of individual transactions involved.

    (3) The Rouse Company is a party in interest.

                                  Signatures
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                THE ROUSE COMPANY SAVINGS PLAN

Date:   June 30, 1999           By  /s/ JANICE A. FUCHS
                                    --------------------
                                    Janice A. Fuchs
                                    Administrator

                                and

Date:   June 30, 1999           By  /s/ JEFFREY H. DONAHUE
                                    ----------------------
                                    Jeffrey H. Donahue
                                    Trustee

                                      12